UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

MARKETING ACQUISITION CORPORATION
 (Exact name of registrant as specified in its corporate charter)

Nevada	000-52072	62-1299374
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 Broadway Suite 910 New York. NY10007
(Address of principal executive offices)

Registrant’s telephone number, including area code:  212 608 8858

Approximate Date of Mailing: December 11, 2012

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 11, 2012 to the holders of record at the close of business on November 26, 2012 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Marketing Acquisition Corporation, a Nevada company (the “Registrant”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Securities Purchase Agreement (the “SPA”) entered on December 7, 2012 by and among Halter Financial Investments, L.P. (“HFI”), a Texas limited partnership, Glenn A. Little (“Little”), The Halter Group, Inc., a Texas corporation, formerly known and currently doing business as Halter Financial Group, (“HFG”, together with HFI and Little, each a “Seller” and collectively, the “Sellers”), who own, in the aggregate, 1,687,502 shares (the “Shares”) of the Registrant’s Common Stock, and USA Zhimingde International Group Inc., a New Jersey corporation (the “Zhimingde”).  The transaction contemplated in the SPA (the “Purchase”) closed on December 7, 2012 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the SPA has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a Current Report on Form 8-K was filed on December 10, 2012. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA, which is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 10, 2012.

On the Record Date, 1,853,207 shares of the Registrant’s common stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Following consummation of the Purchase, Zhimingde owned approximately 91% of the Registrant’s voting securities.  The Purchase has resulted in a change in control of the Registrant.

In connection with the change in control, Mr. Timothy Halter, the Registrant’s President, Chief Executive Officer, Chief Financial Officer and sole director, resigned his officer positions with the Registrant which resignation became effective immediately upon the closing of the Purchase.  Simultaneously with closing of the Purchase, Zhongquan Zou was appointed as a director of the Registrant by the sole director, Timothy Halter, which appointment became effective immediately. Timothy Halter’s resignation as a director of the Registrant shall become effective 10 days after this information statement is mailed to the Registrant’s stockholders as of the Record Date.

Other than the transactions and agreements disclosed in the Current Report on Form 8-K filed with the SEC on December 10, 2012, the Registrant knows of no arrangements which may result in a change in control of the Registrant. Except as set forth in this Information Statement, no officer, director, promoter, or affiliate of the Registrant has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Registrant through security holdings, contracts, options, or otherwise.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by the shareholders in connection with this Information Statement.

However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

 VOTING SECURITIES

The Registrant’s authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 50,000,000 shares of preferred stock, $0.001 par value.  As of the Record Date, 1,853,207 shares of common stock and no shares of preferred stock were issued and outstanding.

DIRECTORS AND OFFICERS

Pre-SPA

The Company’s officer and director and additional information concerning him prior to closing of the Purchase are as follows:

Name	Age	Position Held and Tenure
Timothy P. Halter	45	President, Chief Executive Officer
		Chief Financial Officer and Director

On the Closing Date, Mr. Timothy Halter submitted a resignation letter to resign his officers and director positions with the Registrant.  The resignation as officers became effective immediately upon the closing of the Purchase. The resignation of Mr. Halter as a director shall become effective 10 days after mailing of this information statement.

Timothy P. Halter.  Mr. Halter, age 45, has served as our sole officer and director since March 2007.  Mr. Halter is primarily responsible for implementing our business plan.  Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance.  In September 2005, Mr. Halter and other minority partners formed Halter Financial Investments, L.P., or HFI.  HFI conducts no business operations.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation which provides pumping products and services to a  variety of industries(NASDAQ: DXPE), and is an officer and director of Marketing Acquisition Corp.,_SMSA Humble Acquisition  Corp., SMSA Katy Acquisition Corp. and SMSA Dallas Acquisition Corp., each a Nevada corporation.  Except for DXP Enterprises, each of the afore-referenced companies for which Mr. Halter acts as an officer and director may be deemed shell corporations.  Mr Halter is also an officer and director of WLT Brothers Holding, Inc., a private holding company.  Mr. Halter will devote as much of his time to our business affairs as he deems may be necessary to implement our business plan.

Post-SPA

Simultaneously with closing of the Purchase, Zhongquan Zou was appointed as a director of the Registrant by the sole director, Timothy Halter, which appointment became effective immediately.  Timothy Halter’s resignation as a director of the Registrant shall become effective 10 days after mailing of this information statement.

The following table sets forth information regarding Mr. Zou:

Name	Age	Position
Zhongquan Zou	56	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary and Chairman of the Board of Directors

Zhongquan Zou.  Mr. Zou is the founder of Beijing Zhimingde Technology Co. Ltd. and its affiliates.  He has been the Chairman and President of Beijing Zhimingde Technology Co. Ltd. since 2008, the Chairman and President of ZMD Bio-engineering (HK) Group, a corporation incorporated under the laws of Hong Kong since 2008, the Chairman and President of ZMD Science and Technology Company Limited, a company incorporated under the laws of Hong Kong since 2008, and the Chairman and President of US Zhimingde International Group, LLC, a New York entity since 2010. Mr. Zou was the Chairman and General Manager of Jilin Yanbian Pharmaceutical Co. Ltd. since 1999.  Mr. Zou has been Vice President of Health Care Association of China since 2008, Vice President of Medicine Quality Management Association of China since 2009, Member of National Committee of the Chinese People’s Political Consultative Conference of Korean Autonomous Prefecture of Yanbian since 2010, Party Member of China Democratic National Construction Association since 2011, and Member of Beijing Federation of Industry and Commerce since 2011. Mr. Zou obtained a graduate degree in business management from Jinlin University in 1997.

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors. Our Board of Directors does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by our Board of Directors as a whole. We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system. If we are successful in listing our common stock on the NYSE Amex or the Nasdaq Capital Market, we would be required to have, prior to listing, an independent audit committee formed, in compliance with the requirements for such listing and in compliance with Rule 10A-3 of the Securities Exchange Act of 1934, as well as a majority of independent directors.

Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to our offices at Broadway Suite 910 New York. NY10007.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2011, the Company did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend to adopt a code of ethics that applies to our officers, directors and employees. We will file copies of our code of ethics in a current report on Form 8-K. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers listed above both before and after the Purchase, have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the SEC.  Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all Section 16(a) reports they file. The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner.

Until the Closing Date, 2012, Timothy Halter acted as President, Chief Executive Officer, Chief Financial Officer and a director of the Company.  The Company believes that during the Company’s fiscal year ended December 31, 2011, Mr. Halter and persons owning more than 10 percent of equity securities subject to such reporting obligations have satisfied all Section 16(a) filing requirements. In making this statement, the Company has relied solely upon examination of the copies of Forms 3, 4 and 5 filed with the SEC and the written representations of Mr. Halter and Little.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The table below sets forth the compensation earned for services rendered to the Registrant, for the fiscal years indicated, by its named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Timothy P. Halter, Principal Executive Officer	2011 2010 2009	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Employment Agreements

The Company does not have any employment agreements or other compensation arrangements with Mr. Halter or any other past director or officer.

Director Compensation

The Company did not pay its directors any fees or other compensation for acting as directors, nor did the Company pay any fees or other compensation to any of its directors for acting as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-SPA

As of the Record Date, the Registrant had 1,853,207 shares of Common Stock outstanding and no shares of preferred stock issued and outstanding.  The Registrant has no outstanding stock options or warrants.  Common Stock holders are entitled to one vote per share. The following table sets forth the beneficial ownership of the Common Stock as of the Record Date by each person who served as a director and/or an executive officer of the Company on that date, the number of shares beneficially owned by all of the Company’s directors and executive officers as a group, and any persons who beneficially own 5% or greater of the Common Stock as of the Record Date.

Name and address (1)	Number of Shares	Percentage (2)

Halter Financial Investments, L. P.	1,250,000	67.45%
12890 Hilltop Road
Argyle, TX 76226

Timothy P. Halter (3)	1,250,000	67.45%
12890 Hilltop Road
Argyle, TX 76226

Glenn A. Little	416,668	22.48%
211 West Wall Street
Midland, Texas 79701

All Directors and	1,250,000	67.45%
Executive Officers (1 person)

(1)
Under applicable rules of the Securities and Exchange Commission (the “Commission”), a person is deemed the "beneficial owner" of a security with regard to which the  person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the  voting of the security, or (b) the investment power, which includes the power to dispose,  or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security.  Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(2)
In determining the percent of voting stock owned by a person on the Record Date (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities,  and (b) the denominator is the total of (i) the 1,853,207 shares of common stock outstanding on the Record Date, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities.  Neither the numerator nor the denominator  includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(3)
Mr. Halter is our president, CEO, CFO  and director.  He also is a member of Halter Financial Investments GP, LLC, the general partner of Halter Financial  Investments L.P.  Halter Financial Investments, L.P. ("HFI") is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company ("HFI GP"), is the sole general partner.  The limited partners of HFI are: (i) TPH Capital, LP., a Texas limited partnership of which TPH Capital GP, LLC, a Texas limited liability company ("TPH GP"), is the general partner and Timothy P. Halter is the sole member of TPH GP, (ii) Bellifield, LP, a Texas limited partnership of which Bellifield Capital Management, LLC, a Texas limited liability company ("Bellifield LLC") is the sole general partner and David Brigante is the sole member of Bellifield LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP LLC, a Texas limited liability company ("Colhurst LLC"), is the general partner and George L. Diamond is the sole member of Colhurst LLC; and (iv) Rivergreen Capital, LLC, a Texas limited liability company ("Rivergreen LLC"), of which Marat Rosenberg is the sole member.  As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.  HFI's address is 12890 Hilltop Road, Argyle, TX 76226.

Post-SPA

The following table sets forth information known to the Registrant regarding the beneficial ownership of the Registrant’s common stock as of Closing Date.

Name and address	Number of Shares	Percentage

USA Zhimingde International Group Inc.	1,687,502	91%

(1) Assuming as of the Closing Date, the Registrant has 1,853,207 shares of Common Stock outstanding and no shares of preferred stock, option or warrant issued and outstanding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information the Registrant is required to file pursuant to securities laws.  You may read and copy materials the Registrant file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the board of directors at the address set forth on the cover page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 10, 2012

MARKETING ACUQISITON CORPORATION

By Order of the Board of Directors

/s/Zhongquan Zou
Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer